Mail Stop 4561

February 15, 2008

By U.S. Mail and facsimile to (408) 801-8657

Eli Harari, Chief Executive Officer
SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035

> **Re:** **SanDisk Corporation**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 00-26734**

Dear Dr. Harari:

   We have reviewed your January 11, 2008 response to our comments of November 29, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets relating to 2006 compensation. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

   If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Senior Attorney